UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549s

Form 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2023 (Report No. 2)

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

This Report on Form 6-K/A is being furnished by Maris-Tech Ltd. to correct an inadvertent typographical error in the fifth paragraph of page four of the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2023, that was included as Exhibit 99.2 to the original Form 6-K, dated September 29, 2023. A copy of the corrected Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2023 is attached as Exhibit 99.2 to this Report on Form 6-K/A.

This Report of Foreign Private Issuer on Form 6-K, including its exhibits, is incorporated by reference into the Registrant’s registration statement on Form S-8 (Registration No. 333-262910) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Maris-Tech’s Unaudited Condensed Interim Financial Statements as of June 30, 2023 (filed as Exhibit 99.1 to Form 6-K (File No. 001-41260) filed on September 29, 2023 and incorporated herein by reference).
99.2	Maris-Tech Ltd’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2023.
101.INS	Inline XBRL Instance Document. (Previously filed as exhibit to Form 6-K (File No. 001-41260) filed on September 29, 2023 and incorporated herein by reference)
101.SCH	Inline XBRL Taxonomy Extension Schema Document. (Previously filed as exhibit to Form 6-K (File No. 001-41260) filed on September 29, 2023 and incorporated herein by reference)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document. (Previously filed as exhibit to Form 6-K (File No. 001-41260) filed on September 29, 2023 and incorporated herein by reference)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document. (Previously filed as exhibit to Form 6-K (File No. 001-41260) filed on September 29, 2023 and incorporated herein by reference)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document. (Previously filed as exhibit to Form 6-K (File No. 001-41260) filed on September 29, 2023 and incorporated herein by reference)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: October 2, 2023	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

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